UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2004

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com

                            N E W S    R E L E A S E

                                                                October 28, 2004

           Minefinders Expands Drilling Activity in Mexico and Nevada

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN), Mark H. Bailey, President and CEO, reports that it has commenced drilling on its Real Viejo Project, in Northern Sonora, Mexico, and on its Dottie Project, on the Tuscarora gold trend, in Elko County, Nevada. In addition, the Company has completed the acquisition of the surface rights necessary to commence drilling on its Planchas de Plata Silver district, located near Real Viejo, in Northern Sonora.

Real Viejo, Northern Sonora

The Real Viejo drill program targets near surface silver mineralization discovered by the Company in drilling earlier this year (see News Release dated June 9, 2004). The new program includes approximately 20 reverse-circulation exploration holes, totaling 2000 meters (6,500 feet), to further define the overall extent, grades, and limits of mineralization encountered earlier.

Of particular note in the earlier program, core hole RV-04-4C encountered multiple high-grade drill intercepts, including 634 grams per ton (g/t) silver over 1.3 meters length (18.5 ounces per ton (oz/t) silver over 4.3 feet) and 516 g/t silver over 1.5 meters (15.1 oz/t over 4.9 feet), within a larger intersection of 27.5 meters averaging 158.7 g/t from 69.3 to 96.8 meters (4.6 oz/t over 90.2 feet). A second zone in the same drill hole graded 131.8 g/t silver from 16.0 to 28.6 meters (3.85 oz/t over 41.3 feet). Five additional, widely-spaced drill holes confirmed silver mineralization at Real Viejo over a strike length of more than 400 meters (1300 feet), and indicate near surface, bulk tonnage potential for development of silver resources.

The large stockwork vein system exposed at Real Viejo occurs in outcrop over a width of 300 meters and a length of 600 meters. Initial indications from the new drilling suggest that a portion of the stockwork extends beneath the adjoining arroyo and gravel cover to the south. Results from the current drill program are expected to be sufficient to permit the preparation of a preliminary resource estimate. Drill analyses will be reported as they become available.

Planchas de Plata, Northern Sonora

The Company has recently completed the acquisition of the surface rights necessary to explore and develop the historic Planchas de Plata silver district. The district is located approximately 10 kilometers to the southeast of the Real Viejo Project area and has had historical production of very high-grade silver ore dating back to 1736. Unlike the Real Viejo property, Planchas de Plata has undergone previous drilling programs (from 1969 through 1972), which defined an inferred near-surface silver resource.

The Company originally acquired all of the mineral rights for the district by staking the 500 hectare Anita Concession in November 2003 (see News Release dated January 26, 2004). Data from the earlier, third-party exploration programs was subsequently obtained by the Company, including geochemistry from

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drill core,  drill hole locations,  and other  information of value in compiling the preliminary geometry and mineralogical/geological trends that will be used to direct exploration drilling.

Prior to the recent acquisition of the surface rights, the Company completed the mapping of the central Planchas de Plata district and conducted additional sampling of surface and underground workings. The Company's original surface work (as reported in the January 26, 2004 News Release) returned an average grade of 224.9 g/t Ag (6.57 oz/t silver) from 21 of the 23 surface samples taken from road cuts and old workings.

The subsequent underground sampling was taken from accessible workings that occur west (UG-1 samples), northwest (UG-2 samples), and northeast (UG-3 samples) of the main historic workings. The sampled workings occur at various orientations within mineralized stockwork and brecciated zones. They were pioneered by early miners who found spectacular nuggets that were described at the time as `plates of silver' - some of which were reported to weigh more than 1600 kilograms (3,500 pounds).

This sampling comprised a total of 77 samples, ranging in length from 2.0 to 5.0 meters (6.6 to 16.4 ft), from the UG-1, UG-2, and UG-3 areas. Sample results over a 55 meter interval within the UG-1 workings averaged 320 g/t silver (9.33 oz/t). Samples within the UG-2 workings averaged 130 g/t silver (3.79 oz/t) over 102 meters, which included 37.5 meters at 214 g/t silver (6.24 oz/t) and 19.5 meters at 164 g/t silver (4.78 oz/t). Mineralized samples within UG-3 workings averaged 96 g/t silver (2.81 oz/t) over 127.9 meters (14 meters of sample were not mineralized). It is expected that the permitting and target definition necessary to commence drilling at Planchas de Plata will be in place prior to year end.

Dottie Property, Nevada

The Company has also commenced a core drilling program on its Dottie property located in Elko County, Nevada, in the Tuscarora gold belt. This drilling is targeting a highly silicified vein/stockwork zone that occurs at depth on the east flank of the Tuscarora Range. The first hole has been completed, to a depth of 480.8 meters (1577 ft), and is being split. Assay and geochemical results will be reported when available. The program comprises the drilling of 6 holes along a strike length of 900 meters (3,000 ft), to test for high-grade gold, Midas-style vein mineralization at depths of 800 to 1500 feet below surface. Newmont Mining Corporation's Midas mine, located 35 miles southwest of the Dottie Project, produces approximately 220,000 ounces of gold per year from high-grade, underground ores.

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. The reported samples are all representative chip-channel samples from underground workings, ranging from 2 to 5 meters in length, and were transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company's mineral exploration programs and supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

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Safe Harbor Statement under the United States Private Securities  Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral exploration projects and the timing and implications of the further exploration
and   development  of  those   projects,   are  subject  to  various  risks  and
uncertainties concerning the specific factors identified above and in the Company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         MINEFINDERS CORPORATION LTD.
                                         (Registrant)


Date   October 28, 2004

                                 By:
                                         /s/  Paul C. MacNeill
                                         ---------------------------------------
                                         Paul C. MacNeill
                                         Director